[LETTERHEAD OF SANDY SPRING BANCORP, INC.]

December 26, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Sandy Spring Bancorp, Inc.
Registration Statement on Form S-4
Request for Acceleration of Effectiveness
File No. 333-235279

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C, and in connection with the above-referenced Registration Statement on Form S-4, Sandy Spring Bancorp, Inc. (the “Company”) hereby requests that said Registration Statement on Form S-4 be declared effective on Monday, December 30, 2019 at 3:00 p.m., Eastern time, or as soon thereafter as practicable.

If you have any questions regarding this request, please telephone Stephen F. Donahoe of Kilpatrick Townsend & Stockton LLP at 202.508.5818.

Very truly yours,

SANDY SPRING BANCORP, INC.

/s/ Aaron M. Kaslow

Aaron M. Kaslow, Esq.
Executive Vice President, General Counsel and Corporate Secretary

cc:	Sonia Bednarowski, U.S. Securities and Exchange Commission